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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*
                                Final Amendment

                            MUELLER INDUSTRIES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   624756102
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              65 East 55th Street
                           New York, New York  10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 3, 1994
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 7 Pages
                             Exhibit Index: Page 6
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                                  SCHEDULE 13D

CUSIP NO. 624756102                                            PAGE 2 OF 7 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QUANTUM FUND N.V.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  / /

3        SEC Use Only

4        Source of Funds*

                 Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 Netherlands Antilles

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                           0

14       Type of Reporting Person*

         IV; CO
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                                  SCHEDULE 13D

CUSIP NO. 624756102                                            PAGE 3 OF 7 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS, doing business as a sole proprietorship under the name Soros Fund Management

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  / /

3        SEC Use Only

4        Source of Funds*

                 Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                           0

14       Type of Reporting Person*

         IA; IN
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                                                                          Page 4



             This Final Amendment (No. 8) to Schedule 13D relates to the shares (the "Shares") of Common Stock, par value $.01 per share, issued by Mueller Industries, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 2959 North Rock Road, Wichita, Kansas 67226-1191. This Amendment amends the initial statement on Schedule 13D filed on January 7, 1991, as heretofore amended (the "Schedule 13D"), and is being filed by Quantum Fund N.V., a Netherlands Antilles corporation ("Quantum"), and Mr. George Soros, in his capacity as sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management. Capitalized terms used and not defined herein shall have the meanings set forth in the
Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

             Item 5 is hereby amended supplementally as follows:

             (a) As a result of the sale described in clause (c) below, as of the close of business on June 3, 1994, Quantum does not beneficially own any Shares.

             (c) On June 3, 1994, Quantum sold 924,875 Shares to the Issuer in a private transaction at a price of $28.00 per Share. Such transaction was authorized by unanimous approval of the Board of Directors of the Issuer and approved by the Chairman and Chief Executive Officer of the Issuer in accordance with the provisions of the Standstill Agreement.

             (e) As of June 3, 1994, as a result of the sale described in clause (c) above, Quantum ceased to be the beneficial owner of any outstanding Shares.


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Item 6 is hereby amended supplementally as follows:

             In connection with the sale of the 924,875 Shares described in
Item 5 above, the Standstill Agreement was terminated effective June 3, 1994. A copy of a letter agreement relating to such transaction and terminating the Standstill Agreement is attached hereto as Exhibit A.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             (A) Letter Agreement dated June 3, 1994.
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                                                                          Page 5



                                   SIGNATURES


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.




Date:  June 3, 1994                                QUANTUM FUND N.V.



                                      By  /s/ Sean C. Warren
                                         -------------------------------------
                                                 Sean C. Warren
                                                 Attorney-in-Fact



                                                   GEORGE SOROS


                                       By  /s/ Sean C. Warren
                                         -------------------------------------
                                                 Sean C. Warren
                                                 Attorney-in-Fact
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                                                                          Page 6




                               INDEX OF EXHIBITS



EXHIBIT                                                                    PAGE


A   Letter Agreement dated June 3, 1994.                                      7